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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-20943

INTELLIGROUP, INC.

(Exact name of registrant as specified in its charter)
5 Independence Way, Suite 220,
Princeton, New Jersey 08540
(646) 810-7400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	1*

*Pursuant to the Agreement and Plan of Merger, dated as of June 14, 2010, by and among Intelligroup, Inc., a New Jersey corporation (the “Company”), NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), and Mobius Subsidiary Corporation, a newly formed New Jersey corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), Purchaser merged with and into the Company (the “Merger”) and the Company, as the surviving corporation in the Merger, became an indirect wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTELLIGROUP, INC.
Date: July 21, 2010	By:	/s/ Vikram Gulati
		Name:	Vikram Gulati
		Title:	CEO and President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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